Exhibit 99.67

Volaris reports March 2021 traffic results:

93% of 2020 capacity with 87% load factor

Mexico City, Mexico. April 7, 2021 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports March 2021 preliminary traffic results.

In the domestic Mexican market, demand continued to recover and we capitalized on opportunities to add capacity, ending the month with 4.6% more ASMs than in the prior year. International capacity decreased 35.4% in the month as a result of continuing US regulations on international flights and quarantine restrictions in Mexico preceding vaccination. As a result, March 2021 total capacity measured by ASMs (Available Seat Miles) was 92.8% compared to the same month of the prior year. Demand measured by RPMs (Revenue Passenger Miles) was 98% compared to the same month of the prior year. Volaris transported 1.5 million passengers in March 2021 and the booked load factor was 86.9%.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for March 2021, said: “Volaris’ industry leading recovery has been driven by its unique ultra-low-cost structure that has positioned the Company as the leading airline in Mexico in terms of passengers carried and provides strong fundamentals for future growth. Our steady recovery process has been focused on rebuilding our core network, managing capacity by market where we expand as demand allows and to continue to exploit new opportunities as they appear. Our March 2021 figures and our capacity management are a testament to the domestic market opportunity and to Volaris’ potential to expand its international network as the United States and Central American markets recover.”

During the first quarter of 2021, Volaris demonstrated flexibility focusing on capacity management in the face of a volatile demand environment. Volaris finished the quarter operating 88.3% of the ASMs flown in the first quarter of the prior year. For the second quarter of 2021, the Company expects to operate approximately 110% of the 2019 second quarter capacity.

The following table summarizes Volaris traffic results for the month of March 2021. For the first quarter of 2021 we are comparing versus 2020 figures. It should be noted that the COVID-19 pandemic did not start to impact demand in Mexico until the second half of March 2020. Effective April 2021 we will start comparing versus 2019.

	March 2021	March 2020	Variance	YTD March 2021	YTD March 2020	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,211	1,123	7.8%	3,256	3,660	-11.0%
International	285	403	-29.3%	946	1,506	-37.2%
Total	1,496	1,527	-2.0%	4,202	5,166	-18.7%
ASMs (in millions, scheduled & charter)
Domestic	1,369	1,309	4.6%	4,038	4,253	-5.0%
International	353	546	-35.4%	1,342	1,843	-27.2%
Total	1,722	1,855	-7.2%	5,380	6,095	-11.7%
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	88.5%	85.8%	2.7 pp	80.6%	86.1%	(5.4) pp
International	80.8%	73.9%	6.9 pp	70.5%	81.7%	(11.2) pp
Total	86.9%	82.3%	4.6 pp	78.1%	84.7%	(6.6) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,337	1,291	3.5%	3,597	4,229	-15.0%
International	212	276	-23.3%	674	1,048	-35.7%
Total	1,549	1,568	-1.2%	4,271	5,277	-19.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 170 and its fleet from four to 87 aircraft. Volaris offers more than 410 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100